EXHIBIT 12.1

Portland General Electric Company

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands)
Income from continuing operations before income taxes	$220,123	$107,240	$105,759	$146,325	$103,964
Fixed charges from below	98,682	91,846	85,330	84,803	95,334

Total Earnings	$318,805	$199,086	$191,089	$231,128	$199,298

Fixed charges:
Interest expense	$74,362	$68,932	$68,359	$68,661	$78,702
Capitalized interest	9,596	8,482	3,717	2,880	2,567
Interest on long-term power contracts (PUDs)	9,552	9,927	8,634	8,549	9,091
Estimated interest factor in rental expense	5,172	4,505	4,620	4,713	4,974

Total Fixed Charges	$98,682	$91,846	$85,330	$84,803	$95,334

Ratio of Earnings to Fixed Charges	3.23	2.17	2.24	2.73	2.09